September 26, 2008

Mr. John Reynolds

Assistant Director

United States Securities and Exchange Commission

450 Fifth Street

Washington, D.C.  20549-0405

Re:	Response of Schweitzer-Mauduit International, Inc.
to Comment Letter from the Securities and Exchange
Commission dated September 11, 2008
Commenting on Form 10-K for the year ended December 31, 2007 filed
March 7, 2008
File No. 001-13948
Definitive Proxy Statement on Schedule 14A
Filed March 7, 2008
File No. 001-13948

Dear Mr. Reynolds:

Attached is the response of Schweitzer-Mauduit International, Inc. (the “Company” or “registrant” or “SWM”) to the Securities and Exchange Commission’s (the “Commission” or “Staff”) comments dated September 11, 2008 to the Company’s response dated August 21, 2008 to the original comment letter from the Commission dated July 1, 2008 on the above identified disclosure documents filed by the Company. We have attempted to fully respond and to provide information that would assist in more fully understanding our disclosures.

The Company’s responses to the Commission’s comments follow in the same order set forth in your September 11, 2008 letter.

Form 10-K for Fiscal Year Ended December 31, 2007

Item 11. Executive Compensation, page 97

1.             We note your response to comment five in our letter dated July 1, 2008, and we reissue that comment.  We note your statement that your disclosure under “Comprehensive Compensation Discussion and Analysis” in your definitive proxy statement is not incorporated by reference from your definitive proxy statement. We also note that your disclosure under “Comprehensive Compensation Discussion and Analysis” appears to furnish the information required by Item 402(b) of Regulation S-K and that the Compensation Committee Report on page 25 of your definitive proxy statement states: “the Compensation Committee recommended to the Board of Directors that the Comprehensive Compensation Discussion & Analysis be included in the Company’s Proxy Statement and incorporated by reference in the Company’s Annual Report in its Form 10-K.” Please amend your filing so that it complies with Item 11 of Form 10-K.

Response:  We ask the Commission to reconsider its position on requiring the Company to amend the Form 10-K for the year-ended December 31, 2007 on the grounds that investors have been fully informed of the Company’s executive compensation practices by virtue of the fact that the Company’s 2008 Proxy Statement, including the Comprehensive Compensation Discussion and Analysis, is on file with the Commission and was physically provided to all shareholders together with our Form 10-K.   The material quantitative information relevant to either a shareholder’s decision on how to vote shares or to an investor’s decision on whether or not to buy or sell the Company’s common stock was disclosed in the elements of the 2008 Proxy Statement that were incorporated by reference into the Form 10-K or were clearly available and provided to shareholders in our 2008 Proxy Statement.  Consequently, we believe an amendment of the Form 10-K serves no effective purpose at this time other than to cure a technical oversight in our Form 10-K filing.

Further, we note that certain comments of the SEC Advisory Committee on Improvements to Financial Reporting put forth that there has been an overabundance of amended filings and restatements for a number of reasons.  We submit that filing an amended Form 10-K at this time regarding this technical correction only serves to underscore the advisory committee’s observation, especially in this circumstance when the shareholders and prospective shareholders will obtain no new information from such an amended filing and may only serve to confuse them or cause them concern over a matter for which they should  have no concern.

If the Commission is concerned that our Comprehensive Compensation Discussion and Analysis is not subject to the provisions of the  Exchange Act of 1934, since it was not incorporated by reference into any filing governed by that act,  we believe that any such deficiency could be addressed by the Company  incorporating  the

Comprehensive Compensation Discussion and Analysis by reference  into our filing on Form 10-Q for the third quarter. We are prepared to do this if the Commission would accept this as an alternative to amending our filing on Form 10-K.  Going forward, we would also incorporate the Comprehensive Compensation Discussion and Analysis in our future filings on Form 10-K as indicated in our letter dated August 21, 2008.

Restricted Stock Plan-Performance Shares: Year 2007 of 2007-2008 Award Opportunity, page 18

Performance Objectives, page 19

2.             We note your response to comment seven in our letter dated July 1, 2008. To the extent that it is appropriate to omit specific targets, please provide the disclosure pursuant to Instruction 4 to Item 402(b). General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient. In discussing how likely it will be for the company to achieve the target levels or other factors, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm.

Response:  The Company agrees that to the extent it omits specific performance targets in its future incentive compensation disclosures, it will undertake to make the appropriate disclosure required by Instruction 4 to Item 402(b).

We are hopeful that this letter resolves the Staff’s concerns with regard to these comments.  If it does not, we would appreciate the opportunity to discuss the comments with you.  Please call me at (770) 569-4278 to arrange for a mutually convenient time to discuss the Company’s responses and any additional questions that the Commission may have.

Sincerely,

/s/ JOHN W. RUMELY, JR.
John W. Rumely, Jr.
General Counsel

CC:  David Link, Division of Corporation Finance